SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Additional information on the special participation payments from the Marlim Field

(Rio de Janeiro, July 25, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, once again wishes to provide clarifications to the market on the methodology ratified by the National Oil, Natural Gas and Bio-fuels Agency (ANP) – the Brazilian regulator, with respect to the calculations prepared by the Company for the payment of special participation (SP). This government take was enacted in the Petroleum Law, and is collected as a means of compensating oil production activities in relation to high-volume producing fields.

In the specific case of the calculation methodology used by Petrobras for arriving at the special participation due from the Marlim Field, the Company wishes to emphasize that this has always been based on a juridical interpretation of Government Directive 10 of January 14 1999, still validated by the ANP itself.

Since 2002, there have been innumerous exchanges of correspondence between the ANP and Petrobras, out of which a dispute has arisen as to the methodology to be adopted on the possible deductions from the SP base calculation. Over the intervening period, the Agency has begun to interpret the terms of the said Ordinance in a manner, which diverges from the one originally adopted. The issue hinges on the possibility of deducting certain expenses associated with production activities from the base calculation.

As a result of this dispute, on September 6 2005, the ANP’s Board decided to set up a Working Group with the mission of demonstrating, based in technical criteria, the methodology to be used in the calculation of SP payments to be levied on Marlin Field production and the applicable deductions, as well as to verify the amounts already paid by Petrobras. Petrobras supplied full details and documents requested by the ANP during the course of the Working Group’s activities to assist in the technical analysis in every way possible.

The Working Group subsequently produced the Certification of Payment of the Special Participation of the Marlim Field Report, ratified by ANP’s Board of Governors, published through the Board Resolution 267/2006 of August 16 2006 and announced by Petrobras on August 18 2006. Petrobras’ methodology is identical to the one in the report approved by the ANP.

In summary, the Report establishes the methodology that should be observed in the collection of SP payments from Marlim as well as determining that Petrobras should make an additional payment of R$ 400 million. This value refers to an underpayment on the part of the Company, based on the calculation methodology initially instituted by the ANP.

In the light of the ANP’s decision, the Company was faced with two choices – recourse to the courts of law to further discuss the issue or adhere to the ANP Board’s decision.

While understanding that the payments originally made were supported by the prevailing regulations, Petrobras decided to comply with the ANP Board’s decision. The Company did so based on the fact that the methodology proposed in the Report pointed to new procedure applicable to future payments, beginning from the dates on which the regulator had first questioned the original procedures. The Company therefore proceeded to pay the values relating to the differences identified in the form of a complementary payment for the special participation due from the Marlim Field.

One of the key factors in Petrobras’ final decision to comply with the ANP’s ruling was based on the fact that the Working Group’s new methodology would not be applied retroactively so guaranteeing the observance of constitutional principles such as juridical coherence and the perfect juridical act, which is the bedrock for the democratic rule of law.

The additional amount had the effective consequence of settling values, the additional payment of which had been determined on the basis of a final decision by the highest decision-making hierarchic level of the ANP – its Board of Governors.

Nearly a year having elapsed since the final solution to this dispute, on July 18 2007, Petrobras was surprised by a further Board Resolution of the ANP, claiming payment of new amounts considered due and retroactive to 1998, thus overriding the ANP Board’s previous Resolution of August 16 2006.

Governance Directive 10 of July 14 1999, ratified by Board Resolution 267/2006 of August 16 2006, is both legitimate and legal and therefore not open to revocation or cancellation, on pain of being a blatant infringement of constitutional principles already commented above.

Any such annulment brings with it total juridical insecurity not only for Petrobras, but also to all concessionaires, which have been making considerable investments and contributions to the development of the Brazilian oil industry.

In the light of the foregoing, Petrobras reaffirms that it is examining the issue juridically, not discounting the possibility of filing a lawsuit to substantiate the correctness of the Company’s procedures and to safeguard shareholder interests.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.